AMENDMENT NO. 2

THIS AGREEMENT made the 1st day of January, 2011.

BETWEEN:

ONCOLYTICS BIOTECH INC.
("Oncolytics")

- and -

BRADLEY GEORGE THOMPSON
(the "Employee")

WHEREAS Oncolytics and the Employee entered into an Executive Employment Agreement dated the 6th day of June, 2007, amended by Amendment No. 1 dated March 7, 2008 (collectively the "Employment Agreement");

AND WHEREAS the parties wish to further amend the Employment Agreement;

NOW THEREFORE the parties agree as follows:

Section 1 – Amendments

(1) The Employment Agreement is hereby amended by replacing Subsection 3(1) with the following:

> "Commencing January 1, 2008, Oncolytics shall pay to the Employee a salary of FOUR HUNDRED EIGHTY-NINE THOUSAND FIVE HUNDRED DOLLARS ($489,500.00) CANADIAN per annum, exclusive of bonuses, benefits and other compensation, payable in equal installments of TWENTY THOUSAND THREE HUNDRED NINETY-FIVE DOLLARS AND EIGHTY-THREE CENTS ($20,395.83) CANADIAN on the 15th and last day of each month."

(2) The Employment Agreement is hereby amended by replacing Subsections 9(4) and 9(5) with the following:

> "(4) Subject to Section 9(5), if this Agreement is terminated by Oncolytics at any time other than pursuant to Section 9(3), or if this Agreement is terminated by the Employee for Good Reason, the Employee shall be entitled to severance payment equal to twenty-four (24) months salary. Such severance compensation shall be paid to the Employee so as to maximize any reduction in income tax payable thereon as permitted by the Income Tax Act (Canada). The severance payment as provided pursuant to this Section 9(4) shall include an amount equal to the value of all benefits to which the Employee would otherwise have been entitled during the notice period.

(5) Notwithstanding Section 9(4), if there is a change of control of Oncolytics, as defined herein, and if this Agreement is terminated by Oncolytics at any time within one (1) year following the change of control other than pursuant to Section 9(3), the Employee shall be entitled to severance payment equal to thirty-six (36) months salary. Such severance compensation shall be paid to the Employee so as to maximize any reduction in income tax payable thereon as permitted by the Income Tax Act (Canada). The severance payment as provided pursuant to this Section 9(5) shall include an amount equal to the value of all benefits to which the Employee would otherwise have been entitled during the notice period.

For the purposes of this Section 9(5), "change of control" means any amalgamation, merger or other corporate reorganization which results in any change in the present effective voting control of Oncolytics, or will result in a change of the person or persons who own or control sufficient voting shares in Oncolytics to elect a majority of the directors of Oncolytics, or will result in a person acquiring sufficient voting shares in Oncolytics to elect a majority of the directors of Oncolytics."

Section 2 – Effective Date

(1) This Amending Agreement shall be effective from and after January 1, 2011.

(2) In all other respects the parties confirm that the Employment Agreement, as amended, shall remain in full force and effect.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

ONCOLYTICS BIOTECH INC.

Per: ______________________
Fred Stewart
Director and Chair,
Compensation Committee

ONCOLYTICS BIOTECH INC.

Per: ______________________
Douglas Ball
Chief Financial Officer

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WITNESS

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BRADLEY GEORGE THOMPSON